August 24, 2004

By Facsimile and U.S. Mail

Diane G. Kerr, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

	Re:	Quilmes Industrial (Quinsa), S.A.
		Schedule TO-I
		Filed August 18, 2004

Dear Ms. Kerr:

	We have the following comments on the above-referenced filing:

Schedule TO

	Item 10.  Financial Statements

1. It is unclear whether the company intended to provide the financial information required by Item 10. Please advise. In the Schedule TO, the company indicates that financial statements are not required; however, on pages 28-29 of the Offer to Purchase, the company discloses unaudited financial information for the six-month periods ended June 30, 2003 and June 30, 2004. In addition, the company has incorporated its most recent Form 20-F and certain Form 6-Ks into the Offer to Purchase. The company has not provided all of the financial information required by Item 10 of Schedule TO. Please note that Instruction 6 to Schedule TO does allow incorporation of financial information by reference where the company discloses certain summary financial information in the document distributed to security holders, along with any reconciliation to U.S. GAAP required by Instruction 8. It does not appear that the company has disseminated all of the required summary information to satisfy this requirement.
Furthermore, we note that the financial information disclosed on pages 28-29 was prepared in accordance with Luxembourg GAAP. It appears that Instruction 8 to Item 10 of Schedule TO requires that this
information be reconciled to U.S. GAAP.   Finally, we note that the
company has incorporated the most recent Form 20-F and other filings discussed above into the Offer to Purchase on page 30, and that the Offer to Purchase is incorporated into the Schedule TO. The company cannot satisfy the requirements of Schedule TO by incorporating by reference information that, in turn, incorporates other information by reference. See Instruction 6 to Item 10 of Schedule TO and General Instruction F to Schedule TO. Please revise the Schedule TO accordingly.

Offer to Purchase

	Summary Term Sheet

2. Please revise the summary term sheet to highlight and provide a clear explanation of the possible impact on Quinsa security holders of the "Ambev-Interbrew Transactions" and the exchange option, which is discussed on pages 29-30.

	Following the offer, will Quinsa continue as a public company?, page 3

3. We note that Quinsa seeks to acquire approximately 14.2% of its Class B shares in the offer and that those shares are traded on the New York Stock Exchange. We also note from page 5 that a major shareholder currently owns 64.8% of the outstanding Class B shares and will not tender into the offer. Please tell us whether this offer, if fully subscribed, could have a going-private effect. See Rule 13e-3(a)(3).

Forward-looking statements, page 8

4. Quinsa discloses that it "[does] not undertake any obligation to release publicly any update or revisions to forward-looking statements contained in this Offer to Purchase . . . ."  This disclosure is inconsistent with Quinsa`s obligation under Rules 13e-4(d)(2) to amend the document to reflect a material change in the information previously disclosed. Please revise.
Conditions of the Offer, page 24

5. We note that Quinsa has reserved the right to determine whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Quinsa may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm the company`s understanding on a supplemental basis.

6. Condition (2) repeats much of condition (1). Please revise to eliminate all repetition from the conditions section.

7. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the following:
* Revise the references in conditions (1) and (2) to the "contemplated future conduct" of Quinsa and/or its subsidiaries.
* Clarify the "other countries where [you] do business" and "any of their respective territories."
* Clarify or otherwise provide a qualifier for condition (3)(iii).
* Revise condition (4) so that it does not include actions within your control.

8. Refer to the last paragraph of this section. In the first sentence, the offer states that Quinsa may assert the conditions at any time prior to the expiration of the offer; however, in the third sentence it states that the rights "may be asserted at any time and from time to time." As you know, defining the conditions as a continuing right that may be asserted at any time suggest that conditions to the offer may be asserted after expiration of the offer. Please revise the third sentence to be consistent with the first sentence.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions. You may contact me by facsimile at (202) 942-9638.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions